EXHIBIT 23.03
INDEPENDENT ACCOUNTANTS' CONSENT WITH RESPECT TO CONECTIV

CONSENT OF INDEPENDENT ACCOUNTANTS

We hereby consent to the incorporation by reference in this Registration Statement on Form S-4 of Pepco Holdings, Inc. of our report dated February 8, 2002, relating to the financial statements and financial statement schedules, which appears in Conectiv's Annual Report on Form 10-K for the year ended December 31, 2001. We also consent to the reference to us under the heading Experts in such Registration Statement.

/s/ PricewaterhouseCoopers LLP
PricewaterhouseCoopers LLP
Philadelphia, PA
February 25, 2003